Filed by DigitalGlobe, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.
Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012 (the "Merger Agreement"), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc.  The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by DigitalGlobe, Inc. on July 23, 2012, and is incorporated by reference into this filing.

Combination Information Site
Update Post #1

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Headline:
New Combination Information Site and Our First of Many Updates

Byline:
Grover Wray

Body:
DG Team -

As part of our ongoing cadence of communication regarding the combination with GeoEye, we have launched this new site on eGlobe to act as a central resource of information on the combination process and status.  We will be posting new updates on a regular basis, so check back often.

For this first update, I recently sat down with Amy Shapero, SVP of Strategy and Corporate Development, and Scott Hicar, SVP and CIO, to learn more about the combination process, the formation of the Combination Program Office, and how employees from across the company will be participating.

A transcript of our conversation is attached to this post and can be read by simply clicking on the document icon below.  As always, if you have questions, please submit them to dgfeedback@digitalglobe.com, and we'll work to get them answered directly or address them in an upcoming all-employee meeting.

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Grover:	Amy, let's start with you. Can you tell us a little about your background and your role in the combination process?
Amy:
My background includes more than 20 years of experience in mergers and acquisitions (M&A) across the entire spectrum, including identification of opportunities, execution of transactions and integration of companies.  While at McGraw-Hill, a large diversified information services company, I helped to complete and integrate several large transactions that combined information and technology to produce new growth engines.  My role in our combination process will be two-fold.  First, I will continue in my current role as head of Strategy and Corporate Development to assist in developing the growth strategy for the combined company.  Second, I now chair the Combination Steering Committee, with a focus on achieving a successful combination and realizing the full potential of this extraordinary opportunity.

Grover:	Thanks Amy, and as head of M&A, why was this combination so appealing?
Amy:
This combination is so appealing because it provides the opportunity for enormous value creation for customers, shareowners and employees of both companies.  By combining the complementary capabilities of the two companies, we have the ability to better serve all customers and grow in new areas to realize our vision of becoming the indispensable source of information about our changing planet.

Grover:	Jeff made it clear in his letter sent to employees last week that there will be a structured approach to the combination planning. What happens now and what should employees expect?
Amy:
Because the combination is expected to be completed in the fourth quarter of 2012 or the first quarter of 2013, we have the time to be thorough in our planning and decision-making, and are putting in place a comprehensive structure to manage the combination effectively.

This includes formation of the Combination Steering Committee (CSC), which consists of Jeff Tarr, Tim Hascall, Walter Scott, Yancey Spruill, Dan Jablonsky, Grover Wray, and myself.  This group will be meeting on a regular basis to set the direction for the combination planning and to make the key decisions about the future company.

We have also created the Combination Planning Office (CPO) led by Scott, which will define how we bring the two companies together and manage a series of combination teams. We are in the process of finalizing the leads for each of these teams and we will share more details shortly.  We are also working with GeoEye, as appropriate, to define counterparts for each team that we have.  The team leads will need support, and some DigitalGlobe team members will be asked to participate in various ways.

Over the next several months, the teams will develop recommendations to the CSC for all aspects of the combination. The CPO will coordinate the development of these recommendations to ensure that the many connections between parts of the business are taken into consideration. And, of course, all of this will be done within the context of the legal and regulatory frameworks, which is to say that the companies can plan for the future but not take any actions together before the deal has closed.

As a corollary to this, competitively sensitive information may not be shared between the two companies prior to close, and therefore all data requests for combination planning purposes made by team leads must run through the CPO and be approved by legal. So, overall, there will be no changes to how we do work for a long time, but we will keep team members apprised of updates to the process and when major decisions are made.

Grover:	Can you provide more detail on how GeoEye will participate in this process?
Amy:	We are still working through the specific logistics, but there are a few objectives that we have.

First, and most important, we need to make sure that everyone remembers that until this combination closes, DigitalGlobe and GeoEye are still competitors and need to compete just as vigorously as we always have.  This means that only those of you who are part of the combination teams should have any interaction with GeoEye, and those interactions will be subject to the processes set up by legal counsel and the CPO.

Second, we believe that the only way that we can make the right decisions about the combined company is through the expertise of both DigitalGlobe and GeoEye.  Therefore our hope is that each of our combination teams, including the CPO, will have counterparts at GeoEye, and that our combination planning process will allow for the appropriate level of interactions between the two companies to achieve this.

Grover:	Scott, you'll also be playing a key role in the combination moving forward. Can you give us an overview of what you'll be doing and what this means for your role as Chief Information Officer (CIO)?
Scott:
I'll be moving into the role of heading the Combination Program Office (CPO), which will be a full time responsibility.  I've had prior experience serving in this role in companies I've worked at in the past and I'm very excited about how this combination will create an incredible foundation for our future. The CPO will be responsible for ensuring that we combine with GeoEye in a way that delivers the expected synergies, and positioning the combined company to achieve our vision.

In terms of my current role, I am working with Tim Hascall to identify an interim CIO who will ensure we have the management in place to continue to execute our operational goals and commitments.

Grover:	Can you go into more detail on the CPO? How is it structured, and how does it operate?
Scott:
We have not finalized the complete CPO team structure yet, but Tom Gould (Integration), Rob Keosheyan (Corporate Communication), Erica Brown (Human Resources), Jason Kilpela (Corporate Development), and Nick Claassen (Legal) will provide support.

The CPO has overall responsibility to the CSC for the effort. This includes defining the processes for planning activities, providing guidance and support to combination teams, and tracking combination timelines and progress. The CPO will also be responsible for communication about the combination and for defining the HR processes to support bringing the companies together.

Grover:	Which combination teams have been formed so far, will there be more, and will they change?
Scott:	There will be a series of teams formed, each focused on a key area of the business, and the full list of teams may change over time depending on need.

The first team that is up and running now is the Constellation Team, led by Neal Anderson. This team is responsible for analyzing and providing recommendations on the satellite launch schedule of the combined company.

As you know, GeoEye-2 and WorldView-3 are both currently under construction.  We intend to complete construction of both, but will delay the launch of one.  Pending input from customers, we expect to launch the first of the two in 2013 or 2014.  We will preserve the other satellite as a ground spare until it is required to replenish the constellation. Of course if demand exceeds our expectations, we will be in a position to consider an expansion of the constellation.  This plan increases flexibility, reduces risk and optimizes capital expenditures.

Additionally, the CSC has met to finalize the combination team structure and team leads. We will share this as soon as the teams have been confirmed and all of the team leaders have been notified.

Grover:	If DigitalGlobe team members want to get involved with combination planning, what should they do?
Scott:
The positive responses I've received to date have been fantastic.  We are pleased that many of our team members want to be involved.  However, the initial teams will likely be small and focused.  Over time, the work to successfully combine the companies will require expertise from across DigitalGlobe and GeoEye as we progress in the coming quarters. We will keep you informed when there are opportunities for more involvement from other team members.

Grover:	We've stated that we are in the approval process and the deal won't close until Q4 2012 or Q1 2013 – why is that and what happens from now until then?
Scott:
In the CPO we are working within the U.S. Government's regulatory guidelines to do everything we can to prepare the combined company for success.  We will be forming several working teams that will be tasked with analyzing and making recommendations on how to best combine the companies, how long that will take and what effort will be required to do so.  As we move forward with combination planning, we are also moving forward on the regulatory approval process and expect to complete the transaction in the last quarter of 2012 or the first quarter of 2013.

Grover:	I've heard "BCG" mentioned several times. Who are they and what is their role?
Scott:
The Boston Consulting Group (BCG) is a management consulting firm that we have hired to help us in a number of ways during the combination planning process.  BCG has a dedicated practice in mergers, acquisitions and integrations. They are supporting us in two ways.  First, they will help us make sure that we use the best practices, tools and approaches for the program. Second, they are going to help some of the combination teams with analysis that will support the recommendations and decision making.

Grover:
Scott, since the combination was announced, a lot of discussion has been created among our partners and customers – how should we handle questions about the impact of the combination on our products and services?

Scott:
In coming months, the CPO will develop a comprehensive communication strategy as part of their core responsibilities.  In the meantime, the combination planning process will have no impact on our customers or how we conduct business with them. We should remain as focused as ever on their needs and continuing to provide the same world-class set of capabilities they expect from us. In addition, please emphasize that both DigitalGlobe and GeoEye will continue to operate as separate entities and refer all combination-related questions to the CPO team.  If anyone has more questions, they can feel free to reach out to me or another member of the SLT.  They can also send questions to dgfeedback@digitalglobe.com and we'll get it routed to the best person to respond.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

DigitalGlobe Forward-Looking Statement
This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of DigitalGlobe and GeoEye pursuant to a merger.  All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.  Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that

(1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by DigitalGlobe and GeoEye stockholders may not be obtained; (2) there may be a material adverse change of GeoEye or the business of GeoEye may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of DigitalGlobe and GeoEye operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies' control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in DigitalGlobe's and GeoEye's reports filed with the Securities and Exchange Commission ("SEC"), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012 and June 30, 2012, which are available on the SEC's Web site (www.sec.gov).  There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither DigitalGlobe nor GeoEye undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It
In connection with the proposed strategic combination, DigitalGlobe plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of DigitalGlobe and GeoEye that also constitutes a prospectus of each of DigitalGlobe and GeoEye.  DigitalGlobe and GeoEye will mail the joint proxy statement/prospectus to their respective stockholders.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about DigitalGlobe and GeoEye, free of charge, from the SEC's Web site (www.sec.gov).  Investors may also obtain DigitalGlobe's SEC filings in connection with the transaction, free of charge, from DigitalGlobe's Web site (www.digitalglobe.com) under the tab "Investors" and then under the heading "SEC Filings," or by directing a request to DigitalGlobe, 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.  Investors may also obtain GeoEye's SEC filings in connection with the transaction, free of charge, from GeoEye's Web site (www.geoeye.com) under the tab "About Us – Investor Relations" and then under the heading "SEC Filings," or by directing a request to GeoEye, 2325 Dulles Corner Boulevard, Herndon, Virginia 20171, Attention: Corporate Secretary.

The respective directors, executive officers and employees of DigitalGlobe and GeoEye and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction.  Information regarding DigitalGlobe's directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and information regarding GeoEye's directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus when it becomes available.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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